FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 16, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for May 16, 2007 and incorporated by reference herein is the Registrant’s immediate report dated May 16, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Oranit Berko —————————————— Oranit Berko Corporate Controller

Dated: May 16, 2007

BluePhoenix Teams With Oracle on Modernization Solutions;
Joins Oracle Modernization Alliance

BluePhoenix’s Automated Tools Enable Rapid, Accurate and Cost-effective
Migration from IMS/DB, IDMS, ADABAS and VSAM to Oracle

CARY, N.C.– May 16, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that it has joined Oracle Modernization Alliance, an initiative within the Oracle PartnerNetwork.

As an Oracle Partner, BluePhoenix is in a special position to help clients use its automated tools to quickly, accurately and cost-effectively migrate from IMS/DB, IDMS, ADABAS and VSAM to Oracle. By working with BluePhoenix, clients can mitigate risk, minimize IT downtime while preserving legacy business logic.

Challenges facing today’s CIOs include:

—	Lack of agility and responsiveness of legacy systems to changing business needs
—	Diminishing skill set and difficulty in recruiting and retaining mainframe professionals
—	Growing cost of software licenses, maintenance and operations
—	Lack of packaged software and new applications
—	Difficulties in complying with new regulations

To tackle these challenges, IT executives are opting for application renewal and redevelopment, database migration and updating of software systems to modern more flexible technologies. BluePhoenix is unique in offering modernization customers best practice domain expertise, services and a wide range of products enabling organizations to achieve rapid ROI with renewed business capabilities. Unlike traditional migration tools companies that provide one piece of the modernization puzzle, BluePhoenix offers customers a comprehensive solution from global asset assessment and impact analysis to implementation of modernization roadmaps that makes sense for their businesses.

“IT organizations that want to become agile in the face of an aging application portfolio and technology infrastructure must make modernization decisions. Application modernization and the effects on the underlying application delivery platforms are tightly related and must be considered in tandem,” according to Dale Vecchio, Gartner vice president , in a March 1, 2007 Gartner reported titled, “Key Issues for Platform and Application Modernization.”

“Oracle is doing extraordinary work to promote the value of database and application migration as a path to more cost-effective and productive systems,” said Arik Kilman, BluePhoenix CEO. “This is a relationship that BluePhoenix is extremely proud of and we expect it to develop much further as we demonstrate our unique value to deliver fast, high-quality database and application migration, renewal and re-hosting to Oracle clients.”

About the Oracle Modernization Alliance
OMA members consist of systems integrators providing modernization practices, vendors providing modernization solutions for specific environments and vendors that work with Oracle in providing modernization target architectures. For more information on the OMA, please visit www.oracle.com/goto/oma. The OMA is an initiative within the Oracle PartnerNetwork, a global business network of 19,000 companies who deliver innovative software solutions based on Oracle software. For more information on the Oracle PartnerNetwork, please visit http://oraclepartnernetwork.oracle.com.

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value driven modernization solutions for legacy information systems. BluePhoenix’s offering includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting and renewal. Leveraging over twenty years of best practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix’s solutions serves companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 12 offices in the U.S., UK, Denmark, Germany, Italy, Romania, Cyprus and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
+1 781-652-8945
tcohen@bphx.com

OR

Elyse Familant
George Cohen Communications, Inc.
+1 978-725-3637